SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Executive Board Approve Refinery in the Northeast with PDVSA

(Rio de Janeiro, September 29, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that in a meeting held today, the Executive Board approved five ventures with the state-owned company Petróleos de Venezuela S.A. – PDVSA, which represents a landmark in the relationship between the two companies.

1.) Refinery in the Northeast of Brazil in Pernambuco.

The Executive Board authorized the detailing of studies regarding the implementation of a refinery in Pernambuco. Each company would participate 50% and it would have the capacity to process 200,000 barrels of heavy oil per day, half for Petrobras and half for the Venezuelan company. This is the first project involving the construction of a new refinery approved by the Petrobras Executive Board since the conclusion of the Vale do Paraíba Refinery (REVAP) in 1979.

The projected investment is US$ 2.5 billion (being 50% from each company). The aim of the refinery will be to maximize the production of diesel oil and liquefied petroleum gas, to meet the increase in demand for derivatives in the Northeast, in 2011. At present, there is a deficit of oil products in the Northeast.

The possible location for the refinery was subject to a wide and detailed study in five northeastern states. A work group that involved the collaboration of 100 personnel including consultants and technicians from both companies examined techno-economic, environmental and social aspects.

The Executive Board approved the recommendation of a techno-economic, environmental and social study to locate the new refinery in Suape, in Pernambuco, close to Recife. This region was chosen because it provided the most adequate elements for the venture, taking into account the following factors, amongst others:

- The industrial region of SUAPE has been in existence for more than 25 years and has proven experience;
- The region has oceanographic conditions that facilitate the construction of a port on a scale required for the refinery, without major investments;
- The local market of Pernambuco is the second largest in the Northeast after Bahia;
- The availability of local labor and infrastructure that will attend to the needs of the project execution, without major development costs;
- The local environment has less fragile characteristics than other areas in the region.

According to the Executive Board decision regarding the technical aspects, the focus of the refinery production will, as a priority, substitute the import of derivatives such as diesel oil, liquefied petroleum gas (LPG) and naphtha. Another characteristic of the enterprise will be the use of heavy oil from Brazil and Venezuela as raw material. These countries have large reserves of this type of oil. The project, which will have a significant conversion capacity, should reach the margin of refining at present found in the transformation of heavy oils by distillation means (gasoline and diesel).

2.) Development of the Mariscal Sucre Project

The Executive Board approved the signing of a Pre-Agreement regarding the formation of a Joint Venture, its legal structure still to be defined, to develop fields north of Paria (Rio Caribe, Mejillones Patao and Dragon), which are natural gas reserves estimated at 11 tcf (SPE criteria), with investments of US$ 2.2 billion. The preliminary document foresees the conclusion of the negotiations by January 2006.

3.) Agreement for the Quantification of the Reserves in the Carabobo Field

The Executive Board approved the terms by which PDVSA agrees to provide the geological data that allows the execution of quantification and certification studies for the reserves of the Carabobo 1 Field, in the Orinoco stripe in Venezuela. The objective is a combined exploration of the above mentioned field by a company, with 51% participation of PDVSA and 49% of Petrobras.

The Carabobo Field has an estimated daily production of 150,000 barrels of extra-heavy oil of 9Ú API. In the case of the initiative becoming a reality, the oil will be treated in a refinery to give it characteristics similar to those in the Marlim field production.

4.) New Business

The Executive Board approved the terms by which PDVSA agrees to provide the geological data regarding the Lido, Limon, Nieblas, Adas and La Paz fields in Venezuela for joint appraisal and certification by PDVSA and Petrobras.

The formation of a Joint Venture is foreseen, its legal structure and participation percentages yet to be defined, according to the appraisal of certified reserves and production curves. The current reserves estimates are of 437 million barrels of oil and 1,4 tcf of gas.

5.) Migration of Service Contracts of Petrobras Energia S.A.(PESA)

The Executive Board is aware that the Board of Directors of PESA has authorized the signing by the President, subject to the signature of the other interested parties, of Transitory Agreements regarding the regions Mata, Acema, La Concepción and Oritupano-Leona, where it has participation in Venezuelan. It aims to adapt its operating terms and conditions to the change of the local petroleum legislation. It also authorized the convocation of Shareholders’ Meeting by PESA and its controller, Petrobras Energia Participaciones S.A.(PEPSA), to ratify its terms.

In conclusion, the investments relating to the refinery in Pernambuco are considered in the recently approved Petrobras business plan for the period 2006-10. The investments fit into the strategy of leading the market in petroleum, natural gas and oil products in Latin America, operating as an integrated energy company, with a selective expansion in international activities.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.